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...ED STATES
...KCHANGE COMMISSION
on, D.C. 20549

09056823

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52229

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/08___ AND ENDING ___12/31/08___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Newcourt Securities, Ltd

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23 Waring Road
(No. and Street)

Pound Ridge   New York   10576
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter M. Lawrence - CEO   (914) 764-1590
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T Certified Public Accountants, PLLC
(Name - if individual, state last, first, middle name)

183 MADISON AVENUE, SUITE 204	New York	New York	10016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

MAR ... 2 2009

Washington, DC
100

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, **Peter M. Lawrence, CEO**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Newcourt Securities, Ltd. (Company)**, as of **December 31, 2008**, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Peter M. Lawrence, CEO

Sworn and subscribed to before me this /7 day of February, 20 09.

BRIDGET ASARO LAWRENCE
Notary Public, State of New York
No. 24-01AS 4695708
Qualified in Westchester County
Commission Expires 2/28/10

This report contains (check all applicable boxes):

			Page
		Independent Certified Public Accountants' Report.	1
(x)	(a)	Facing page.	
(x)	(b)	Balance Sheet.	2
(x)	(c)	Statement of Operations.	3
(x)	(d)	Statement of Cash Flows.	4
(x)	(e)	Statement of Changes in Stockholder's Equity.	5
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable).	
(x)		Notes to Financial Statements.	6 - 8
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.	9
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).	
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not required).	
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).	
(x)	(l)	An Affirmation.	
( )	(m)	A Copy of the SIPC Supplemental Report (not required).	
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).	10 - 11



	183 Madison Avenue Suite 204 New York, NY 10016 T:1.212.448.0010 F:1.212.448.0053	4920 York Road, Suite 2EE1 P.O. Box 179 Buckingham, PA 18912 T:1.215.794.9444 F:1.215.794.9445	E-mail: fvb@getcpa.com rtse@getcpa.com www.getcpa.com

VB&T

Certified Public Accountants, PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Newcourt Securities, Ltd

We have audited the accompanying balance sheet of Newcourt Securities, Ltd. as of December 31, 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newcourt Securities, Ltd. at December 31, 2008, and the results of its operations, changes in stockholder's equity, and cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 10, 2009

Registered with the Public Company Accounting Oversight Board

ASSETS

Cash	$	16,126
Receivable from clearing broker		130,219
Clearing deposit		100,000
Total Assets	$	246,345

LIABILITIES AND TOTAL SHAREHOLDER'S EQUITY

Accounts payable and accrued expenses	$	5,404
Total Liabilities		5,404
Contingencies		-
Common stock		1,000
Additional paid-in capital		242,000
Retained earnings		(2,059)
Total Shareholder's Equity		240,941
Total Liabilities and Shareholder's Equity	$	246,345

See Independent Accountants' Report and Accompanying Notes

NEWCOURT SECURITIES, LTD
STATEMENT OF OPERATIONS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2008

Revenues:	
Commissions	$ 1,009,771
Interest and dividends	2,669
Total Revenues	1,012,440
Costs and Expenses:	
Officer's salary	154,000
Clearing expenses	68,590
Employee benefits	67,254
Salaries and related taxes	35,769
Software license	22,942
Officer's health insurance	21,169
Travel and auto expense	19,449
Professional fees	14,991
Telephone	10,418
Office	7,844
Advertising	5,807
Meals and entertainment	4,391
Insurance	778
Dues and subscriptions	539
Taxes	200
SIPC	150
Total Costs and Expenses	434,291
Net income	$ 578,149

See Independent Accountants' Report and Accompanying Notes

3

NEWCOURT SECURITIES, LTD
STATEMENT OF CASH FLOWS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2008

Cash Flows From Operating Activities:

Net income	$	578,149
Adjustment to reconcile net income to net cash provided by operating activities:		
Decrease in receivable from clearing broker		84,441
Decrease in prepaid expense		4,638
Decrease in investments at market		68,928
(Decrease) in accounts payable and accrued expenses		(34,934)
(Decrease) in pension payable		(15,500)
(Decrease) in payroll taxes payable		(127,568)
Net Cash Provided By Operating Activities		558,154

Cash Flows From Investing Activities:

Net Cash (Used) by Investing Activities		-

Cash Flows From Financing Activities:

Shareholder's distributions		(566,035)
Net Cash (Used) by Financing Activities		(566,035)

Net (Decrease) In Cash		(7,881)
Cash at beginning of the year		24,007
Cash at end of the year	$	16,126

NEWCOURT SECURITIES, LTD
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock	Additional Paid-In Capital	Retained earnings	Total Stockholder's Equity
Balance, January 1, 2008	$ 1,000	$ 242,000	$ (14,173)	$ 228,827
Net income	-	-	578,149	578,149
Shareholder's distributions	-		(566,035)	(566,035)
Balance, December 31, 2008	$ 1,000	$ 242,000	$ (2,059)	$ 240,941

1.   ORGANIZATION AND NATURE OF BUSINESS

Newcourt Securities, Ltd (Company) was formed November 24, 1999 in the State of New York as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company has adopted December 31 as its year end.

The Company clears all of its transactions through security clearing brokers. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(i) since it uses other security firms for clearing.

Pursuant to agreements between the Company and First Southwest Company (FSC), all securities transactions of the Company are cleared and its customers are introduced and cleared on a fully disclosed basis. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by FSC.

2.   SIGNIFICANT ACCOUNTING POLICIES

Revenues

The Company's financial statements are prepared using the accrual method of accounting. The transactions are recorded on a trade date basis, which is not materially different than recording transactions on a settlement date basis.

Receivable from Clearing Broker

Receivable from clearing broker consists of money due from the Company's clearing firm, First Southwest Company, for income earned on securities transactions. Management has determined that no allowance for doubtful accounts is necessary at December 31, 2008.

Clearing Deposit

The Company is required and maintains a separate clearing deposit account at FSC with a cash balance of $100,000

Furniture and Equipment

Generally accepted accounting principles require that machinery and equipment be depreciated over their estimated useful lives. The Company's machinery and equipment were fully deprecated at the end of 2007. No provision for depreciation therefore was taken in the year ending 2008.

Use of Estimates

The financial statements are presented in accordance with generally accepted accounting principles and prevailing industry practices, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2008, as well as the reported amounts of revenues and expenses during the year then ended. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

3.   **NET CAPITAL REQUIREMENTS**

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008 the Company had net capital of $240,940, which was $235,940 in excess of the FINRA minimum capital requirement.

4.   **INCOME TAXES**

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes on its corporate income. Instead, the stockholder is liable for individual federal income taxes on his share of the Company's income, deductions, losses and credits.

5.   **DEFINED CONTRIBUTION PLAN**

The Company maintains a qualified deferred compensation plan under Section 401(k) of the U.S. Internal Revenue Code in which any employee who has completed one year of service and attained age 21 may participate. In 2008 neither the Company nor any employee made contributions to this plan.

6. **DEFINED BENEFIT PLAN**

The Company maintains a qualified defined benefit pension plan in which any employee who has completed one year of service and attained age 21 may participate. No contribution is required from any participant. The Company makes cash contributions to the Plan as necessary to provide the benefits determined by application of accepted actuarial methods and assumptions. The benefits are based on years of service and the employee's compensation. The Company made pension plan contributions in the year ending December 31, 2008 in the amount of $67,254 for the 2007 plan year. No accrual was made for the year ending December 31, 2008.

7. **RELATED PARTY TRANSACTION**

Peter M. Lawrence, President of Newcourt Securities, Ltd., leased a 2008 FMC Acadia from Minchin Buick-Pontiac-GMC Inc. on August 31, 2007. The lease calls for 38 monthly payments of $589. The Company has been making those payments on behalf of Mr. Lawrence, and for the year ending December 31, 2008, incurred costs related to this lease in the amount of $7,063.

8. **CONTINGENCIES**

In the normal course of business, the Company is engaged in various trading and brokerage activities on a principal and agency basis through a clearing broker.

In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

NEWCOURT SECURITIES, LTD
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

NET CAPITAL:
Total stockholder's equity $ 240,941

Deductions and/or charges:
  Non-allowable assets:
    Prepaid expense   -

Net capital before haircuts on securities positions   240,941

Haircuts on securities positions   -

Undue concentration   -

Net Capital   240,940

AGGREGATE INDEBTEDNESS:
  Items included in the statement of financial condition:
    Accounts payable and accrued expenses $ 5,404

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:
  Minimum net capital required (6-2/3% of aggregate indebtedness) $ 360

  Minimum net capital required $ 5,000

Excess net capital $ 235,940

Excess net capital at 1,000% $ 240,400

Percentage of aggregate indebtedness to net capital is   2%

The above computation does not differ materially from the December 31, 2008 computation of net capital filed electronically by the Company on FOCUS Form X-17A-5 Part IIA.



VB&T

Certified Public Accountants, PLLC

183 Madison Avenue	4920 York Road, Suite 2EE1	E-mail:
Suite 204	P.O. Box 179	fvb@getcpa.com
New York, NY 10016	Buckingham, PA 18912	rtse@getcpa.com
T:1.212.448.0010	T:1.215.794.9444	www.getcpa.com
F:1.212.448.0053	F:1.215.794.9445	

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Newcourt Securities, Ltd

In planning and performing our audit of the financial statements and supplementary information of Newcourt Securities, Ltd (the "Company") for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1) Making quarterly securities examinations, counts, verifications and comparisons; 2) Recordation of differences required by Rule 17a-13, or, 3) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Registered with the Public Company Accounting Oversight Board

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 10, 2009

Registered with the Public Company Accounting Oversight Board

NEWCOURT SECURITIES, LTD
(SEC I.D. No. 8-52229)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED DECEMBER 31, 2008
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL